

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2010

Mr. John W. Gann, Jr.
Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

      RE: KBR, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended March 31, 2010
              File No. 1-33146

Dear Mr. Gann:

      We have reviewed your response letter dated May 26, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 10. United States Government Contract Work, page 81

Award Fees, page 81

2. We note your response to prior comment 2. From mid-2008 throughout 2009, you
    were in frequent contact with the customer and DCMA both in the U.S. and Iraq.
    There was no indication in these discussions that the customer intended to
    significantly reduce your performance scores. During this period and before, you
    consistently followed a systematic and rational method for estimating and accruing
    award fees. This method is based on monthly evaluations prepared by your
    Customer's monthly Performance Evaluation Board of your field performance. You
    reduced your award fee accrual from 80% to 72% for the performance period
    beginning in April 2008 as a result of this evaluation process for all work performed
    on the LogCAP III project including electrical work. In September 2008, your
    Customer requested that you take corrective action related to your electrical
    maintenance work. In this regard, please address the following:
    • Please help us further understand how you arrived at the revised award fee accrual
      percentage of 72%. Based on the table provided on page 5 of your response, the
      revised fee percentage would indicate that you were continuing to receive Very
      Good performance evaluations; and
    • Please help us further understand why the request to take corrective action in
      September 2008 would not be an indication that there were issues with your
      performance which could correspondingly have an impact on award fees received.

3. We note your response to prior comment 3. You have applied the provisions of ASC
    605-25 to the LogCAP IV contract. However, relative to the initial task orders issued
    under the arrangement, you were not able to develop third party support or "vendor
    specific objective evidence" of fair value for the contract deliverables. The individual
    deliverables cannot be treated as separate units of accounting. For service-only
    contracts and service elements of multiple deliverable arrangements, award fees are
    recognized only when definitized and awarded by the customer. You state that the
    LogCAP IV contract would be an example of a contract in which award fees would
    be recognized when definitized and awarded by the Customer. As it appears that you
    have been unable to separate the different elements of the initial task orders issued
    under the LogCAP IV contract, please further clarify in your disclosures whether the
    award fees would be recognized when definitized and awarded because you have
    determined it is a service-only contract rather than the LogCAP III contract which
    includes both construction and service activities.

4. We note your response to prior comment 4. Please clarify in your disclosure, if true, that you only include those amounts in revenue related to disputed and potentially unallowable costs if you determine it is probable that the additional amounts will result in revenue. Refer to ASC 605-35-25-30 and 31.

Security, page 82

5. We note your response to prior comment 5. Please confirm to us that revenue regarding these claims was recorded only to the extent that contract costs relating to the claims have been incurred. Refer to ASC 605-35-25-31.

Containers and Dining Facilities, page 83

6. We assume that your additional potential exposure on the Container issue is approximately $10 million. It is unclear to us how you were able to increase the withholds from FKTC, if you had originally paid them the entire $51 million. In addition, please address for us whether there is any collection risk from FKTC, in the event of full disallowance.

    Please address the risk of loss in a similar manner for the Dining Facilities matter. In other words if subcontractor payments are disallowed, quantify your exposures and discuss collection risk from subcontractors.

7. We note your response to prior comment 9. In connection with the DCAA's audit of your 2004 costs, the DCAA has questioned approximately $6.8 million of transportation costs as not being in accordance with the provisions of the Fly America Act. Of the $6.8 million of costs questioned by the DCAA, your analysis indicates that the amount of potentially unallowable costs is approximately $.6 million. The DCAA also questioned $8 million of costs billed in 2003 as not in accordance with the Fly America Act. You believe that the analysis performed by the DCAA resulting in the questioning of the $8 million also contains errors for potentially unallowable costs incurred under government contracts. Please help us better understand how you arrived at your accrual amount in light of the amounts summarized above.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

8. Please address the above comments in your interim filings as well.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant Chief Accountant